Exhibit 99.1

8 – 555 Robson Street
Vancouver, British Columbia
Canada V6B 3K9

Monique Mercier	604 697-8017	Telephone
Senior Vice- President, Chief Legal Officer and Corporate Secretary	604 437-8560	Facsimile

May 14, 2013

Alberta Securities Commission

British Columbia Securities Commission

L’Autorité des marchés financiers

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Administrator, New Brunswick

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Saskatchewan Securities Commission

Securities Commission of Newfoundland

Toronto Stock Exchange

TELUS CORPORATION

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to a vote at the annual and special meeting of TELUS Corporation (the “Company”) held on May 9, 2013.  The report on the voting results is as follows:

MOTIONS VOTED ON BY HOLDERS OF COMMON SHARES

1.                                      Election of Directors

A poll was conducted with respect to the election of directors.  According to proxies received and the poll conducted, the following individuals were elected as directors of the Company until the next annual general meeting with the following results:

R.H. (Dick) Auchinleck		A. Charles Baillie
Votes For:	195,954,083	Votes For:	194,508,072
Votes Withheld:	3,327,739	Votes Withheld:	4,773,596

Micheline Bouchard		R. John Butler
Votes For:	196,036,423	Votes For:	195,861,549
Votes Withheld:	3,243,356	Votes Withheld:	3,416,421

Brian A. Canfield		Stockwell Day
Votes For:	187,209,712	Votes For:	198,366,934
Votes Withheld:	12,072,642	Votes Withheld:	914,229

Darren Entwistle		Ruston E.T. Goepel
Votes For:	197,553,183	Votes For:	196,485,047
Votes Withheld:	1,727,588	Votes Withheld:	2,788,615

John Lacey		William A. MacKinnon
Votes For:	196,686,122	Votes For:	197,810,525
Votes Withheld:	2,595,788	Votes Withheld:	1,472,171

John Manley		Donald Woodley
Votes For:	181,280,918	Votes For:	198,199,378
Votes Withheld:	18,000,623	Votes Withheld:	1,084,657

2.              Appointment of Auditors

A poll was conducted with respect to the appointment of auditors.  According to proxies received and the poll conducted, Deloitte LLP was appointed auditors of the Company for the ensuing year with 200,036,385 votes cast in favour and 2,056,906 votes withheld.

3.                  Advisory vote to accept the Company’s approach to executive compensation

A poll was conducted with respect to the advisory vote to accept the approach to executive compensation as disclosed on the Company’s information circular.  According to proxies received and the poll conducted, the Company’s approach to executive compensation was accepted with 188,706,618 votes cast in favour and 10,576,372 votes cast against.

4.                 Motion to approve the alteration to authorized share structure

A poll was conducted with respect to the motion to approve the alteration of the authorized share structure to eliminate Non-Voting Shares and increase the maximum number of Common Shares from 1,000,000,000 to 2,000,000,000.  According to proxies received and the poll conducted, the alteration was approved with 191,481,918 votes cast in favour and 7,801,418 votes cast against.

5.                  Motion to approve, by special resolution, the alteration of Articles

A poll was conducted with respect to the motion to approve, by special resolution, the amendment and restatement of the Articles as described in the Company’s information circular.  According to proxies received and the poll conducted, the alteration of the Articles was approved with 198,163,850 votes cast in favour and 1,120,029 votes cast against.

6.                  Amendment to, and reconfirmation of, Shareholder Rights Plan

A poll was conducted with respect to the amendment of, and reconfirmation of, the Shareholder Rights Plan, as described in the Company’s information circular.  According to proxies received and the poll conducted, the amendment to, and reconfirmation of, the Shareholder Rights Plan was approved with 191,906,338 votes cast in favour and 7,376,312 votes cast against.

TELUS CORPORATION

“Monique Mercier”
Monique Mercier
Senior Vice-President, Chief Legal Officer
and Corporate Secretary